Exhibit - 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation (and its subsidiaries)		Year ended Dec. 31,
(dollar amounts in millions)		2003	2002	2001	2000	1999

1.	Income from continuing operations before impact of accounting change	$677	$663	$435	$756	$742
2.	Provision for income taxes	311	323	239	427	431

3.	Income from continuing operations before provision for income taxes and impact of accounting change (line 1 + line 2)	$988	$986	$674	$1,183	$1,173

4.	Fixed charges:
	a. Interest expense (excluding interest on deposits)	$234	$274	$393	$512	$534
	b. One-third of rental expense net of income from subleases and amortization of debt issuance costs	60	58	46	40	41

	c. Total fixed charges (excluding interest on deposits) (line 4a + line 4b)	294	332	439	552	575
	d. Interest on deposits	114	172	430	340	355

	e. Total fixed charges (line 4c + line 4d)	$408	$504	$869	$892	$930

5.	Income from continuing operations before provision for income taxes and impact of accounting change, plus total fixed charges:
	a. Excluding interest on deposits (line 3 + line 4c)	$1,282	$1,318	$1,113	$1,735	$1,748

	b. Including interest on deposits (line 3 + line 4e)	$1,396	$1,490	$1,543	$2,075	$2,103

6.	Ratio of earnings (as defined) to combined fixed charges:
	a. Excluding interest on deposits (line 5a divided by line 4c)	4.36	3.97	2.54	3.14	3.04
	b. Including interest on deposits (line 5b divided by line 4e)	3.42	2.96	1.78	2.33	2.26